EXHIBIT 99.1

TRADING UPDATE – FINANCIAL YEAR 2018

London, England and San Francisco, CA. — 19 April 2018 — RhythmOne plc (“RhythmOne” or the “Company”) today provides a preliminary update on its expected performance for the full year ended 31 March 2018 (“FY2018” or “the Period”) that is in-line with expectations. Note that this update is based on unaudited, pre-close figures that may be subject to change following audit review of the Company’s accounts.

Financials
During the Period, RhythmOne has successfully executed against three key objectives it set forth at the start of the financial year and reiterated during the half year:

●	Growth of on-platform programmatic revenues;

●	Execution and integration of key strategic acquisitions; and

●	Continued profitability on an adjusted EBITDA[1] basis.

Other highlights include:

●	Excellent price performance, indicative of inventory quality;

●	Strong cash flows from operations;

●	Identification of larger synergies than originally anticipated from the YuMe acquisition.

Financial and operating performance for the full year and second half-year is estimated to be at least:

(Millions)	FY2018	FY2017[2]	Change

Revenue	$255.0	$149.0	71%

Adjusted EBITDA[1]	$14.0	$1.4	900%

	H22018	H22017[2]	Change

Revenue	$140.5	$83.0	69%

Adjusted EBITDA[1]	$10.9	$3.8	187%

	H22018	H12018	Change

Period End Net Cash[3]	$26.0	$39.3	$(13.3)

During the year, the Company reinforced its strategy to provide one of the most efficient and effective marketplaces for digital advertising, driven by its unified programmatic platform - RhythmMax - providing massive scale, cutting edge technology and unique, high-quality inventory. Growth was led primarily by on-platform programmatic revenue growth, which saw an increase of approximately 13% year-on-year.

During the fourth quarter of the Period, the Company completed its acquisition of YuMe, Inc, (“YuMe”) gaining access to premium video and connected TV inventory, unique audience data, cross-screen targeting technology and established demand relationships. We believe the combination of RhythmOne’s supply-side strength and YuMe’s demand-side leadership substantially enhances the Company’s long-term growth strategy. It makes the Company’s programmatic platform offering a robust and meaningful alternative to major online media owners for agencies and brands to address the online advertising opportunity.

The Company expects net cash on hand to total approximately $26M as at 31 March 2018. This estimate includes the impact of the $26M acquisition consideration payment for the YuMe transaction. A cash bridge for the Period is outlined below:

Cash Bridge (Millions)

Beginning Cash Balance	Cash from Operations	YuMe Acquisition	Acquisition Related Costs	Platform Investment	Ending Cash Balance
$39.3	$21.2	($26.5)	($4.0)	($4.0)	$26.0

Operations

During the Period, the Company successfully completed the integration of legacy RadiumOne data assets and analytics tools onto its platform, and continued to focus on building new audience segments and delivering high-value inventory for advertisers. As a result of these integration efforts and ongoing platform enhancements, H2 2018 saw a significant rise in the Company’s operating metrics half-on-half and year-on-year across various categories.

Platform volume grew by 58% year-on-year, as the Company integrated additional quality supply sources. Over the last 12 months, the proportion of mobile supply has held steady at approximately 61%, up from approximately 54% the year prior. Fill rate decreased by 32% year-on-year, attributable to the increase in volume, and inventory saw a strong year-on-year increase in pricing of 61%, driven by monetization of high-value, high-impact and high-margin video and rich media inventory, and the packaging of premium supply through turnkey private marketplaces. Key operating metrics are outlined below:

	Metric	H1 2017	H2 2017	FY 2017	H1 2018	H2 2018	FY 2018
Volume	Billions	7,469.4	13,099.2	20,568.5	16,750.4	15,845.2	32,595.5
Desktop[4]	%	51.3	42.5	45.7	38.7	38.7	38.7
Mobile[4]	%	48.7	57.5	54.3	61.3	61.3	61.3
Fill Rate[5]	%	0.58	0.31	0.41	0.25	0.30	0.28
Price[6]	$/CPM	1.54	2.00	1.76	2.72	2.96	2.84

Integration

The integration of the Company’s most recent acquisition, YuMe, is progressing well and in line with expectations. Teams are currently working to make YuMe supply accessible within the RhythmOne platform, rationalize redundant systems and consolidate sales teams – streamlining the delivery of combined capabilities and furthering operating efficiency. YuMe legacy customers have reacted very positively to the combination of the demand-side YuMe business and the strong RhythmOne supply-side capabilities.

The Company has been driving efficiency across the organization consistent with the rationale underlying the merger and now expects to realize approximately $15M in annualized synergies versus the previous view of $10-12M in anticipated savings as a combined enterprise.

Outlook

Ted Hastings, CEO of RhythmOne, said:

“We are pleased with our results for the year, and the progress we have made against our targets in terms of revenue growth, profitability and product integration. We believe we are well-positioned to deliver a further strong performance in FY2019 – fully in line with current consensus estimates in market – as we realize the full contribution of the YuMe acquisition. We anticipate that our programmatic platform will continue to serve as the Company’s principal strategic growth driver, reinforced by video and Connected TV leadership, unique audience data and a commitment to quality and brand safety in our marketplace. Further, we will maintain strong cost discipline, driving efficiency within the Company with the aim of sustained profitability and value generation for shareholders.”

The Company intends to publish its full-year results on or about Monday, 4 June 2018.

The information communicated herein constitutes inside information.

RhythmOne confirms there is no other information required to be disclosed pursuant to Schedule 2 paragraph (g) of the AIM Rules.

Notes:

1.

This press release contains references to adjusted EBITDA. This financial measure does not have any standardized meaning prescribed by IFRS and is therefore referred to as non-GAAP measures. This non-GAAP measure used by RhythmOne may not be comparable to similar measures used by other companies. Adjusted EBITDA is defined as loss for the period, adjusted to exclude finance income and expense, taxation, depreciation and amortization, share based payments and exceptional items in continuing operations and in discontinued operations, which include goodwill impairment, change in intangible assets’ lives, acquisition-related costs, restructuring and severance costs, settlement of litigation, fair value adjustments and unrealized foreign exchange gain and loss.

2.	Revenue from continuing operations for the year ended 31 March 2017.
3.	Estimated Net Cash includes Cash and Cash Equivalents, offset by revolving credit facility debt.
4.	Volume of transactions (ad requests) processed through the platform. Volumes are continuously optimized for performance and yield.
5.	Proportion of the transaction volume monetized, which is impacted by seasonality and fluctuations in demand and supply.
6.	Average price across all ad formats, expressed as Cost per Mille or Thousand Impressions.

About RhythmOne
RhythmOne drives engagement between advertisers and targeted audiences – resulting in real, measurable business outcomes. We offer fully integrated, cross-screen solutions that span desktop, mobile, and connected TV (“CTV”) across high-impact video, rich media, display, social, and native advertising formats – ensuring advertisers reach high-propensity audiences wherever and however they consume content. The connections we make are further enhanced through unique audience data and powered by our unified programmatic platform, RhythmMax. This end-to-end platform – coupled with the world-class service of our account teams – provides more direct, efficient, and effective connections, driving ROI for advertisers and publishers. Founded in 2004 in the UK, RhythmOne is headquartered in San Francisco with offices in the US, UK, Europe, APAC, and Canada. For more information, please visit www.rhythmone.com.

Analyst and Investor Contact
Dan Slivjanovski
RhythmOne plc

Financial Media Contacts
Edward Bridges / Dwight Burden / Rob Mindell
FTI Consulting LLP
(UK) 020 3727 1000

Nomad and Broker for RhythmOne
Nick Westlake (Nomad) / Michael Wharton / Toby Adcock
Numis Securities Limited
(UK) 020 7260 1000

Numis Securities Limited ("Numis"), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority is acting for the Company and no one else as nominated advisor and UK broker and financial advisor only and will not afford the protections afforded to clients of Numis to any other person. To the fullest extent permitted by law Numis expressly disclaims any liability whatsoever arising out its role and/or of the contents of this announcement to any person other than the Company.

Forward-Looking Statements

This update contains certain forward-looking statements with respect to future events and our future financial performances. All statements other than statements of historical fact are statements that could be forward-looking statements, including, but not limited to our Outlook, statements about the YuMe acquisition, the anticipated benefits and synergies associated with the acquisition, future opportunities, future expectations, beliefs, plans, objective, financial conditions, assumptions or future events or performance and quotations from management.

These forward-looking statements are subject to a number of risks and uncertainties, assumptions and other factors that could cause actual results and timing of events to differ materially from future results that expressed or implied in our forward-looking statements. Among the key factors that could cause or contribute to such differences include the growth and prospects of the digital advertising industry, forecasts regarding internet usage and advertising spend, projected levels of growth in RhythmOne’s markets, RhythmOne’s expectations about the factors that drive business, RhythmOne’s investments in international and emerging market and sectors, anticipated trends and challenges in RhythmOne’s industry, including but not limited to the increasing quantity, variety and fragmentation of digital video content, platforms, distribution channels and technologies, the expansion of the digital media advertising market in general and the digital video advertising market in particular, RhythmOne’s operating results, including revenue, cost of revenue, expenses and liquidity, RhythmOne’s strategy and competition, market trends, including overall opportunities for digital media advertising and shifting advertising budget, the ongoing improvement and refinement of RhythmOne’s data-science capabilities, developments in the regulatory framework applicable to RhythmOne’s business, and RhythmOne’s intellectual property and proprietary technologies. These and other risk factors are discussed in “Risk Factors” of the prospectus/offer to exchange relating to the Offer and in the documents incorporated by reference into such prospectus/offer to exchange, including those in the section “Risk Factors” in YuMe’s Annual Report on Form 10-K for the year ended December 31, 2016 and YuMe’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017. Each of these referenced documents are on file with the United States Securities and Exchange Commission and can be found at www.sec.gov.

All forward-looking statements attributable to RhythmOne or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set out herein and speak only as of the date they are made. Subject to compliance with applicable laws and regulations, RhythmOne disclaims any intention or obligation to update or revise any forward-looking statements and undertakes no obligation to release publicly the results of any future revisions to the forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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